UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010.

Comission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________.

CORRECTION TO INFORMATION STATEMENT: BANCOLOMBIA S.A. REPORTS CONSOLIDATED NET INCOME OF COP 375 BILLION FOR THE THIRD QUARTER OF 2010 (COP 476 PER SHARE - USD 1.06 PER ADR), WHICH REPRESENTS AN INCREASE OF 17% COMPARED TO THE SAME QUARTER LAST YEAR.

Medellin, Colombia, November 04, 2010

This Form 6-K is being furnished solely to correct inadvertent errors in two tables in the Form 6-K furnished on November 3, 2010, with respect to (i) the growth of loan portfolios in the third quarter of 2010 as compared to the second quarter of 2010 and as compared to the third quarter of 2009 and (ii) certain figures relating to growth in fees and other services expenses on the income statement in the third quarter of 2010 as compared to the second quarter of 2010.

Bancolombia notes that this adjustment does not have an impact on the figures reported on the balance sheet or statement of income included in such 6-K.

The following table contains the amended last two columns titled “3Q10/2Q10” and “3Q10/3Q09” and summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO		As of		Growth
(COP million)	3Q09	2Q10	3Q10	3Q10/2Q10	3Q10/3Q09
CORPORATE
Working capital loans	18,554,910	19,788,703	20,331,403	2.74%	9.57%
Funded by domestic development banks	681,931	395,026	324,811	-17.77%	-52.37%
Trade Financing	1,332,765	1,602,804	2,110,665	31.69%	58.37%
Overdrafts	104,263	91,362	90,155	-1.32%	-13.53%
Credit Cards	37,538	37,147	42,618	14.73%	13.53%
TOTAL CORPORATE	20,711,407	21,915,042	22,899,652	4.49%	10.57%
RETAIL AND SMEs
Working capital loans	4,203,293	4,424,178	4,360,456	-1.44%	3.74%
Personal loans	3,739,370	3,820,676	4,229,536	10.70%	13.11%
Loans funded by domestic development banks	816,660	762,168	727,207	-4.59%	-10.95%
Credit Cards	2,321,921	2,414,429	2,456,024	1.72%	5.78%
Overdrafts	259,565	251,938	238,226	-5.44%	-8.22%
Automobile loans	1,256,513	1,178,490	1,238,911	5.13%	-1.40%
Trade Financing	101,140	43,983	43,295	-1.56%	-57.19%
TOTAL RETAIL AND SMEs	12,698,462	12,895,862	13,293,655	3.08%	4.69%
MORTGAGE	3,279,715	3,638,968	3,672,243	0.91%	11.97%
FINANCIAL LEASES	5,396,877	5,435,666	5,502,055	1.22%	1.95%
Total loans and financial leases	42,086,461	43,885,538	45,367,605	3.38%	7.80%
Allowance for loan losses	(2,297,314)	(2,449,215)	(2,475,981)	1.09%	7.78%
Total loans and financial leases, net	39,789,147	41,436,323	42,891,624	3.51%	7.80%

The below table contains the following amended figures for the column titled “Growth 3Q10/2Q10”: (i) growth in commissions from banking services and other services was -10.60% as compared to the -47.07% originally presented, (ii) growth in credit card merchant fees was -7.56% as compared to the -22.57% originally presented, (iii) growth in fiduciary activities was -4.09% as compared to the -4.25% originally presented and (iv) growth in international operations was 2.34% as compared to the 138.49% originally presented.

INCOME STATEMENT	As of		Growth				Growth
(Ps millions)	Sep-09	Sep-10	Sep-10/Sep-09	3Q 09	2Q 10	3Q 10	3Q 10/2Q 10	3Q 10/3Q 09
Interest income and expenses
Interest on loans	3,840,333	2,900,639	-24.47%	1,140,070	973,108	958,171	-1.53%	-15.96%
Interest on investment securities	420,627	343,396	-18.36%	128,875	126,359	140,688	11.34%	9.17%
Overnight funds	61,371	35,304	-42.47%	15,794	10,389	8,168	-21.38%	-48.28%
Leasing	571,046	426,063	-25.39%	165,031	140,347	139,205	-0.81%	-15.65%
Total interest income	4,893,377	3,705,402	-24.28%	1,449,770	1,250,203	1,246,232	-0.32%	-14.04%
Interest expense					-
Checking accounts	33,895	27,642	-18.45%	10,242	9,365	9,779	4.42%	-4.52%
Time deposits	1,129,215	533,826	-52.73%	317,873	170,913	169,950	-0.56%	-46.54%
Savings deposits	361,550	236,146	-34.69%	103,790	79,552	77,051	-3.14%	-25.76%
Total interest on deposits	1,524,660	797,614	-47.69%	431,905	259,830	256,780	-1.17%	-40.55%
Interbank borrowings	42,181	13,500	-68.00%	6,561	4,540	4,141	-8.79%	-36.88%
Borrowings from domestic development banks	208,042	107,442	-48.36%	53,923	35,820	32,575	-9.06%	-39.59%
Overnight funds	84,255	26,750	-68.25%	16,642	9,541	8,219	-13.86%	-50.61%
Bonds	273,459	234,053	-14.41%	91,564	73,940	85,408	15.51%	-6.72%
Total interest expense	2,132,597	1,179,359	-44.70%	600,595	383,671	387,123	0.90%	-35.54%
Net interest income	2,760,780	2,526,043	-8.50%	849,175	866,532	859,109	-0.86%	1.17%
Provision for loan and accrued interest losses, net	(959,076)	(608,874)	-36.51%	(190,865)	(235,030)	(187,855)	-20.07%	-1.58%
Recovery of charged-off loans	135,365	179,508	32.61%	53,646	62,499	61,273	-1.96%	14.22%
Provision for foreclosed assets and other assets	(71,430)	(55,178)	-22.75%	(32,366)	(20,452)	(15,562)	-23.91%	-51.92%
Recovery of provisions for foreclosed assets and other assets	42,504	17,621	-58.54%	1,818	6,336	4,366	-31.09%	140.15%
Total net provisions	(852,637)	(466,923)	-45.24%	(167,767)	(186,647)	(137,778)	-26.18%	-17.88%
Net interest income after provision for loans and accrued interest losses	1,908,143	2,059,120	7.91%	681,408	679,885	721,331	6.10%	5.86%
Commissions from banking services and other services	189,607	221,396	16.77%	58,912	80,958	72,377	-10.60%	22.86%
Electronic services and ATM fees	44,168	41,020	-7.13%	13,744	13,415	13,830	3.09%	0.63%
Branch network services	81,094	85,963	6.00%	27,698	28,572	29,825	4.39%	7.68%
Collections and payments fees	136,888	164,231	19.97%	48,075	52,813	56,271	6.55%	17.05%
Credit card merchant fees	21,066	11,304	-46.34%	7,259	3,690	3,411	-7.56%	-53.01%
Credit and debit card annual fees	408,614	424,639	3.92%	134,156	140,828	143,803	2.11%	7.19%
Checking fees	52,251	51,803	-0.86%	17,816	16,892	17,504	3.62%	-1.75%
Fiduciary activities	124,059	125,252	0.96%	42,426	43,463	41,684	-4.09%	-1.75%
Pension plan administration	72,189	66,024	-8.54%	20,690	24,188	19,593	-19.00%	-5.30%
Brokerage fees	30,373	25,048	-17.53%	12,061	8,388	9,183	9.48%	-23.86%
Check remittance	19,479	12,919	-33.68%	6,581	4,420	3,860	-12.67%	-41.35%
International operations	43,203	42,764	-1.02%	16,263	15,455	15,816	2.34%	-2.75%
Fees and other service income	1,222,991	1,272,363	4.04%	405,681	433,082	427,157	-1.37%	5.29%
Fees and other service expenses	(107,625)	(112,218)	4.27%	(37,081)	(37,468)	(37,037)	-1.15%	-0.12%
Total fees and income from services, net	1,115,366	1,160,145	4.01%	368,600	395,614	390,120	-1.39%	5.84%
Other operating income					-
Net foreign exchange gains	(267,535)	21,057	107.87%	(150,887)	17,871	(1,912)	-110.70%	-98.73%
Derivatives Financial Contracts	247,998	38,548	-84.46%	172,270	(16,069)	26,845	267.06%	-84.42%
Gains(loss) on sales of investments on equity securities	609	43,221	6997.04%	71	(625)	9,634	1641.44%	13469.01%
Securitization income	41,443	44,214	6.69%	14,281	15,640	18,698	19.55%	30.93%
Dividend income	23,956	32,499	35.66%	3,184	11,495	4,935	-57.07%	54.99%
Revenues from commercial subsidiaries	75,637	68,567	-9.35%	23,762	20,347	25,072	23.22%	5.51%
Insurance income	10,118	4,596	-54.58%	(2,060)	3,041	15	-99.51%	100.73%
Communication, postage, rent and others	116,523	129,088	10.78%	41,731	42,910	44,774	4.34%	7.29%
Total other operating income	248,749	381,790	53.48%	102,352	94,610	128,061	35.36%	25.12%
Total income	3,272,258	3,601,055	10.05%	1,152,360	1,170,109	1,239,512	5.93%	7.56%
Operating expenses					-
Salaries and employee benefits	777,671	836,195	7.53%	258,027	282,903	282,878	-0.01%	9.63%
Bonus plan payments	53,001	86,215	62.67%	15,065	24,504	24,289	-0.88%	61.23%
Compensation	14,212	23,616	66.17%	3,988	7,498	6,229	-16.92%	56.19%
Administrative and other expenses	1,051,734	1,073,468	2.07%	351,871	356,384	371,994	4.38%	5.72%
Deposit security, net	57,382	62,366	8.69%	18,743	21,718	21,221	-2.29%	13.22%
Donation expenses	2,104	5,068	140.87%	711	639	3,565	457.90%	401.41%
Depreciation	138,021	146,086	5.84%	47,747	49,037	49,301	0.54%	3.25%
Total operating expenses	2,094,125	2,233,014	6.63%	696,152	742,683	759,477	2.26%	9.10%
Net operating income	1,178,133	1,368,041	16.12%	456,208	427,426	480,035	12.31%	5.22%
Goodwill amortization (1)	53,911	43,006	-20.23%	15,614	15,041	12,823	-14.75%	-17.87%
Non-operating income (expense)					-
Other income	181,837	162,265	-10.76%	62,663	27,303	62,786	129.96%	0.20%
Minority interest	(19,375)	(11,101)	-42.70%	(8,632)	(2,240)	(6,159)	174.96%	-28.65%
Other expense	(90,083)	(85,100)	-5.53%	(33,753)	(29,552)	(24,042)	-18.65%	-28.77%
Total non-operating income	72,379	66,064	-8.72%	20,278	(4,489)	32,585	825.89%	60.69%
Income before income taxes	1,196,601	1,391,099	16.25%	460,872	407,896	499,797	22.53%	8.45%
Income tax expense	(311,155)	(383,732)	23.33%	(139,674)	(116,646)	(124,664)	6.87%	-10.75%
Net income	885,446	1,007,367	13.77%	321,198	291,250	375,133	28.80%	16.79%

Contacts
Sergio Restrepo	Jaime A. Velásquez	Alejandro Mejía
Executive VP	Financial VP	IR Manager
Tel.: (574) 4041424	Tel.: (574) 4042199	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: November 04, 2010	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance